
Schneider
Electric


06010099

January 3rd, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JAN 04 2006
WASH. D.C.
SECTION

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press release: The tsunami, one year after: solidarity in action with Schneider Electric
- Investors presentation December 2005.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric

Fondation Schneider Electric pour l'insertion des jeunes


SEC MAIL PROCESSING
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Press Release

The Tsunami, one year after: Solidarity in action *with Schneider Electric*

Rueil Malmaison (France), December 2, 2005

Last December 26, one of the most severe natural disasters hit Asia, several seismic tidal waves devastated the Indian Ocean coasts: the Tsunamis.

A year later **Schneider Electric and its Foundation** are actively participating in helping the local populations return to normal and rebuild local infrastructure thanks to the intense mobilization of all its 92,500 employees and 200 volunteer employees.

50 projects are supported by the **Schneider Electric Foundation** mainly in the areas of education, training and healthcare:

- >12 **kindergartens, primary schools or school complexes** built in Indonesia, Thailand, India, and Sri Lanka,
- >2 **medical centers** in Indonesia (Banda Aceh) and India (Talam Petai, province of Nagapattinam),
- >1 **orphanage** in India (Rajavoor, province of Kanyakumarin, Tamil Nadu).

Moreover, **Schneider Electric and its Foundation** are using their know-how, technology and skills to restore the electrical and water networks in Indonesia. 70,000 circuit-breakers and 21 electrical distribution switchboards henceforth equip the electrical distribution systems of the Indonesia Power Utility, PLN Aceh in the region of Banda Aceh.

Among the other emergency actions completed, staple goods and household equipment were dispatched to the region of Batticaloa (Sri Lanka) by the UNHCR, 4 equipped ambulances were purchased, the Hospital of Pangah will be equipped with X-ray equipment in 2006.

On January 18, 2005, at the initiative of Henri Lachmann, Chairman and CEO of Schneider Electric, employees engaged in a global donation campaign devoted to Asia and the **Schneider Electric Foundation** collected US$853,371 (€656,793). To top off the financial commitment of its employees, Schneider Electric contributed US$2,853,371 USD (€2,196,083).

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through 13,000 distributor outlets.

Schneider Electric: giving the best of the New Electric World, to everyone, everywhere at any time

About the Schneider Electric Foundation

The Schneider Electric Foundation, founded in 1998 under the aegis of Fondation de France, engages hearts and minds to serve young people, recognizes sustainable commitments and develops a spirit of sharing within the company.

Investors Presentation December 2005

Merlin Gerin
Square D
Telemecanique





SEC MAIL PROCESSING
RECEIVED
JAN 04 2006
WASH. D.C.
209
SECTION



Schneider
Electric
Building a New Electric World

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.



Overview

Action plans

Outlook

Appendices



A pure player in Power & Control

Electrical Distribution

Make electricity safe, available and reliable


Merlin Gerin


SQUARE D

Automation & Control

Control and monitor industry, buildings, homes and infrastructures


SQUARE D



Telemecanique











A worldwide leader in Power & Control

A Group focused on two businesses...



Automation & Control
26%
Electrical Distribution
63%
Growth Platforms
11%
t.a.c
MGE
UPS SYSTEMS
SQUARE D

60% as No. 1
80% as No. 1 or No. 2

... with a worldwide presence...



Asia Pacific
17%
Rest of World
7%
Europe
52%
North America
24%

... to serve four end markets



Energy & Infrastructure
17%
Residential
11%
Industry
31%
Buildings
41%

Breakdown of 2004 sales



Schneider
Electric



Schneider Electric's key strengths in the industry

- ➔ A worldwide **leading** and **pure** player in Power & Control
- ➔ Deep presence and wide coverage in **emerging markets**
- ➔ Strong **innovation** thanks to high **R&D** investments
- ➔ On-going development in **high-growth businesses**
- ➔ Solid **financials** and sustainable **operating performance**
- ➔ Low capital intensive **business model**
- ➔ New efficient **organisation**,
  young international **management**

Objective: offer shareholders an attractive return on investment



A strategy of selective acquisitions ...

Strategic criteria	■ Activities adjacent to our core businesses ■ High growth potential ■ Limited cycle sensitivity ■ Significant potential in services
Operating criteria	■ Leadership position: high-quality offering and strong brand names recognition ■ Solid financial performances ■ Integration capacity, potential of synergies
Financial criteria	■ ROCE > WACC in 3 years



... to enlarge our accessible markets and increase our growth potential

Targeted businesses	Companies acquired	Sales (€ bn)
Energy Management	MGE UPS Systems, **PMI***	0.6
Automation Everywhere		
➪ Building	TAC, Andover Controls, **ABS EMEA***	0.7
➪ Industry	Digital Electronics, Kavlico, Elau, **BEI Technologies***, **Citect***, **Crydom***	0.7
Ultra Terminal	Clipsal Pacifique, **Juno Lighting***	0.5

Additional sales of €2.5 bn of which €0.7 bn from services (30%)

*Acquisitions announced in 2005

new²

A new ambitious programme : Three operational priorities

growth	efficiency	people
Boost growth and innovation	Enhance operational efficiency	Develop our people


new²

A new ambitious programme : Four financial targets

Stimulate sales organic growth
≥ +5% per year

Sustain a high profitability between
12.5% and 14.5%

Maximise Return On Capital Employed
up 2% to 4%

Offer shareholders an attractive return on investment
Dividend payout ~50%
& balance sheet optimisation within 2 years



Overview

Action plans

Outlook

Appendices


growth

Sustained sales organic growth over 9M 2005


North
America
+9.1%
Europe
+4.5%
Eastern
Europe
Asia
Pacific
+9.6%
Rest of
the World
+22.3%
Emerging markets
+12.6%

Sales organic growth
in first nine months 2005: **+7.8%**


new²



Deep geographic and business repositioning



→ **Emerging countries**


2004
27% of sales
2008
40% of sales
Organic growth objective
+10-15%



→ **New businesses**

- Energy Management
- Automation Everywhere
  - Building automation
  - Industrial automation
- Ultra Terminal
- Services


2004
36% of sales
2008
41% of sales
Organic growth objective
+8%




Schneider
Electric


growth

Wide exposure and leading positions in emerging markets


Eastern Europe
9%
Greater China
14%
Africa/Middle East
20%
India
29%
South America
31%
Other Asia/Pacific
6%

- ➔ Early and sustainable **presence** despite crisis / risks
- ➔ Optimisation of market coverage through **local intermediaries**
- ➔ **Powerful offering adapted** to all standards and country's maturity


new²

Sales organic growth in first 9M 2005



Energy management : long term growth drivers


la Repubblica

➔ **A fast changing sector**

- Decrease of available energy and rise of kwh price
- Deterioration of power grid quality
- Increasingly complex process : technicality, deregulation
- Loss in users' competencies
- Imperative respect of environment



➔ **Solutions adapted to customers' needs**

- Running of critical applications
- Control of equipments
- Energy consulting services



Objective : provide high quality energy and increase energy efficiency

Energy quality : Secured power

growth

MGE UPS SYSTEMS

➔ Increase the **availability** and **uptime** of mission critical applications
- Power protection for the individual and professional users
- Uninterrupted Power Supply (UPS) for PCs & servers
- Enterprise protection systems


Prises
Pulsar CL
Surge suppressors

➔ Address **markets** sensitive to electrical disruptions
- Company networks
- Telecoms
- Internet data centers
- Infrastructures : hospitals, transports


MGE
Single phase UPS


Three phase systems

➔ Guarantee the highest-level of **service** throughout the life-cycle of installations

new²



Energy efficiency : Optimised consumption

➔ Acquisition of Power Measurement Inc to complement PowerLogic


POWER MEASUREMENT
PowerLogic

➔ **Intelligent systems** for energy management

- Monitoring and control devices of energy consumption
- Metering and analysis of energy quality and reliability

➔ A large and diversified basis of customers

- Reduction of costs through energy savings
- Optimisation of equipments use

Energy suppliers	Industrial consumers	Critical power
		

Duke Energy
DAIMLERCHRYSLER
intel.




growth

Building automation : Control of building operations and security



Rockefeller Center, New York

2004 Acquisition of Andover Controls
Merger with tac } t.a.c TourAndoverControls

2005 Integration of **ABS EMEA** into t.a.c TourAndoverControls


t.a.c
TourAndoverControls
t.a.c
TourAndoverControls



Oriental Pearl Tower, Shanghai

➔ Growth **drivers** of the market

- Demand for energy cost savings
- Increasing needs for comfort and security
- Fast change of buildings usage

➔ **Integrated** and **open** systems

- Integration of the different building utilities
- Adaptation to existing systems and IT evolution
- Added value services during buildings life cycle


new²


Schneider Electric


efficiency

Strong rise in operating income in all regions in H1 2005

Europe

	H1 2004	H1 2005
Operating income	298	347
Operating margin	11.4%	12.7%
Change	+16%	

North America

	H1 2004	H1 2005
Operating income	141	172
Operating margin	12.2%	12.9%
Change	+22%	

Asia-Pacific

	H1 2004	H1 2005
Operating income	96	105
Operating margin	11.1%	11.5%
Change	+9%	

Rest of the World

	H1 2004	H1 2005
Operating income	43	52
Operating margin	12.5%	12.3%
Change	+21%	


new²


Schneider Electric

Operating income in €m, under IFRS standards
Operating margin in %



Strong organic growth in H1 2005 operating income: +18.4%

(in €M)
576
H1 2004
Volume & price
+115
Gross Industrial Productivity
+143
-95
Cost of sales*
-48
Base costs
-9
Other**
-35
Currency effects
Perimeter
+29
676
H1 2005
Growth excluding currency and perimeter effects

Δ 05/04	+18.4%	-6.1%	+5.0%	+17.3%

* Including raw material prices increase: € 71 M
** Including IFRS standards impact: € 1 M


efficiency

Deployment of efficiency plans

- ➔ Rebalancing costs with revenues
  - Five manufacturing sites closed in mature countries
  - Launch of additional plans to optimize the manufacturing base in Europe
  - Stepped-up plans for international sourcing
- ➔ Logistics
  - On-going rationalization of logistics centers
- ➔ IT
  - Outsourcing completed in Europe
  - Specifications defined for the global IT system
- ➔ Manufacturing excellence
- ➔ Quality: Six Sigma


new²


people

Action plans to develop our people

- Develop **competencies**
  - Implementation of three-year **competencies plans**
  - Extension of **Schneider Electric University** programs through the creation of new institutes
- Reinforce **leadership behaviors**
  - Deployment of the **360°** for the top 100 managers
- **Attract** best talents
  - Enhancement of the **relationships with top schools** and **universities** through sponsoring by top managers


new²

Schneider Electric ***"Most Admired Knowledge Company"**** for its knowledge-sharing methodology


Schneider
Electric

* Elected by Téléos, an association focused on knowledge management sharing





2005 outlook



Assuming current economic and currency conditions, we again revise upward our objectives for 2005

Sales organic growth


+7%

Increase in operating income


+15-20%



Overview

Action plans

Business update

Appendices



Strong growth in sales and earnings in first half 2005

(in €m)	H1 2004 French	H1 2004 IFRS	H1 2005 IFRS	% change
Sales	**4,984**	**4,977**	**5,399**	**8.5%**
Operating income	**571**	**576**	**676**	**+17.3%**
Operating margin	*11.5%*	*11.6%*	*12.5%*	*+0.9pt*
Net financial expense	(28)	(23)	(51)	nm
Income tax	(160)	(178)	(195)	+9.4%
Other	(15)	(15)	(17)	
Exceptional items	(38)	-	-	
Goodwill amortisation	(104)	-	-	
Net income	**226**	**360**	**413**	**+14.7%**
Earnings per share	*1.01*	*1.61*	*1.90*	*+17.6%*



Limited aggregate impact of IFRS standards on operating income

(in €m)	H1 2004	H1 2005
Capitalized development costs	22	54
Amortization of development costs	-	(3)
Net impact of development costs	**22**	**51**
Restructuring costs	**(38)**	**(47)**
Impairment of goodwill	-	(10)
Cost of stock options	(4)	(8)
Other adjustments *	25	20
Aggregate impact on operating income	**5**	**6**
Impact on operating margin	*+0,1pt*	*+0,1pt*

* Including actuarial differences on pensions: €19 M in H1 2004 and H1 2005


Schneider
Electric



Solid cash generation

(IFRS figures in €m)	H1 2005
Net Debt at January, 1	**(525)**
Operating cash flow	**629**
Capital expenditure - net	(224)
Change in working capital	(277)
Free cash flow	**128**
Dividends and share buybacks	(497)
Acquisitions	(225)
Other	(48)*
Increase in net debt	**(642)**
Net debt at June, 30	**(1 167)**

* Including contribution to US pensions (22) and dividends to minority interests (17)


Schneider
Electric



Juno Lighting:
"Changing Lighting Forever"


Juno Lighting Group

- Juno Lighting operates in down lighting selling high end lighting fixtures to the commercial and residential markets in the US and Canada

Recessed (65%)	Track (30%)	Other (5%)
		

- **Sales** — **$242 million**
- **Operating margin** — **21%**
- **Employees** — **1,000 employees**

Figures for the year ended November 30, 2004



What Juno Lighting brings to our US business?

- ➔ Enhance our presence in **current channels** (electrical distributors and contractors, builders)
- ➔ Develop new access to **architects** and **specifiers**
- ➔ Increase our position on the **Residential** market
- ➔ Accelerate **Ultra Terminal** offering penetration in US
- ➔ Monitor & participate in **LED technological** evolution

For more comfortable and convenient Buildings



BEI Technologies: a leading specialist in customized sensors

➔ BEI Technologies provides customized sensors to the transportation, industry and aero-defense markets, with a strong emphasis on technology and innovation

Customized sensors (83%)



Automation & Control sensors (14%)



Electrical actuators (3%)



	2005 Estimate*
➔ Sales	$ 326 million
➔ Operating profit	$ 28 million
➔ Employees	1,700 employees

* Analysts' Consensus from First Call (Mean Estimate)



A comprehensive & complementary products range

- ➔ BEI Technologies is a leader in the fast growing inertial sensors market: 40% market share in ESC* systems
- ➔ BEI Technologies brings complementary products to Schneider Electric (SE) in position sensors
- ➔ SE has a good offering in pressure sensors

	SE (Crouzet & Kavlico)	BEI	SE + BEI
Inertial sensors		★★★	☆☆☆
Position sensors	☆☆	★	☆☆☆
Pressure sensors	☆☆		☆☆

* Electronic Stability Control


Schneider
Electric



A leading customized sensors platform: X 2 size and earnings growth prospects

- ➔ Total customized sensors sales: **~$600 M** → **X 2**
- ➔ Expected earnings growth over 5 years → **X 2**

Geography



Rest of the world 1%
North America 45%
Asia 6%
Europe 48%

End markets



Aero-defense 19%
Transportation 51%
Industry 30%

Schneider Electric



Contacts

Alexandre Brunet - Head of Investor Relations
alexandre.brunet@schneider-electric.com

Katia de Saint Germain - Deputy - Investor Relations
katia.de-saint-germain@schneider-electric.com

☎ : +33 (0)1 41 29 87 50
www. schneider-electric.com

Building a New Electric World

